[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]


January 26, 2011


Vincent J. Di Stefano, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549


Re: Van Kampen Unit Trusts, Series 1072 (the "Trust")
    File No.: 333-170817


Dear Mr. Di Stefano:

   As discussed telephonically on January 25, 2011, the Trust currently intends to invest approximately ten percent of its portfolio in funds that invest in senior loans. The Trust's Registration Statement on Form S-6, filed on November 24, 2010, which was reviewed by the Commission and for which a comment letter dated December 3, 2010 was received, did not include disclosure to address the risks of investing in funds which invest in senior loans. Accordingly, the Prospectus for the Trust, and the related Information Supplement section, will each include disclosure describing the associated risks of an investment in funds that invest in senior loans. For your convenience, the disclosures to be included in the Prospectus and Information Supplement have been provided below. Additionally, please note that these disclosures have previously been included in Amendment No. 1 to the Registration Statement on Form S-6 for Van Kampen Unit Trusts, Series 1052 (Conservative Income Allocation Portfolio, Series 6) which was declared effective by the Commission on December 3, 2010 (Registration No. 333-170175).

Disclosure to be included in the Prospectus:

   "Senior Loans. Certain of the funds held by the Portfolio may invest in senior loans. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

   An investment by the funds in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the Securities and Exchange Commission ("SEC") or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities."

Disclosure to be included in the Information Supplement:

   "Senior Loans. Certain of the funds in the Portfolio may invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans in which the funds invest:

     o    generally are of below investment grade credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

   An investment by funds in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

   The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a fund to sell an investment in a timely manner at a price approximately equal to its value on the fund's books. The illiquidity of senior loans may impair a fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the Portfolio's net asset value.

   If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a fund could get for the senior loan may be adversely affected.

   Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan."

   The Trust will make the appropriate representations and acknowledgements in its acceleration request accompanying Amendment No. 1 to the Registration Statement which is expected to be filed and declared effective on Thursday, January 27, 2011. Should you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 318 6097. Thank you.

Very truly yours,

/s/ BILL BELITSKY

Bill Belitsky

for Paul, Hastings, Janofsky & Walker LLP

cc:  H.R. Hallock, Jr.